Exhibit 99.1
Shinhan Financial Group’s Board made a resolution to establish a REITs AMC.

On July 18, 2017, The Board of Directors of Shinhan Financial Group (hereafter “SFG”) made a resolution to establish a Real Estate Investment Trusts Asset Management Company as a wholly-owned subsidiary of SFG.